SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type: Institutional Policy			Phase: In effect
Title: TRANSACTIONS WITH RELATED PARTIES			Number and Version: PI0032 – V.5
Issuing Area: CK	Approved by: VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Effect of the first version as of: June 29, 2018	Expiry date of this version as of: October 23, 2023
Related Areas (Scope): SABESP		Processes: -

1.	Introduction

The purpose of this Institutional Policy is to provide guidance for handling transactions with related parties (as defined in this Policy) and situations involving conflicts of interest, in order to preserve the interests of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp” and to guarantee full independence and the absolute transparency of the process.

1.1	It applies to Sabesp and its subsidiaries, subject to the specificities of each company.

2.	Objectives
2.1	To set criteria to be observed in transactions with related parties.
2.2	To set the mechanisms to be followed in situations involving a potential conflict of interest in transactions with related parties.

3.	Guidelines
3.1	Identification of related-parties
3.1.1	Related-parties of Sabesp are those that fit the definitions of Technical Pronouncement CPC 5, issued by the Accounting Pronouncements Committee:
(a)	Individuals and their close family members, if:
(i)	they have significant influence over the Company;
(ii)	they are members of the key management personnel of the Company’s parent; or
(iii)	they are member of Company’s Board of Directors, Audit Committee, Fiscal Council, or Officers.
(b)	Legal entities, if they are:
(i)	members of the same business group as Sabesp;
(ii)	subject to the significant influence of the same economic group to which Sabesp belongs;
(iii)	controlling shareholder, subsidiaries, joint ventures or affiliates of Sabesp; and
(iv)	post-employment benefit plans whose beneficiaries are the employees of the

Company; and

(v)	companies controlled by or joint ventures of the individuals listed in 3.1.1 (a).
3.2	Without prejudice to the mechanisms described in this Policy, any legal transaction, as well as the respective contractual amendments, agreements, and cooperation agreements, even without a monetary value, must be submitted by the responsible unit to the Compliance and Risks Department for identification and analysis of a potential related-party transaction and then to the Executive Board for approval if a related party is identified. When the related party is a member of the Board of Directors, the transaction must be submitted for approval by this board.

Organizational Instrument
Type: Institutional Policy			Phase: In effect
Title: TRANSACTIONS WITH RELATED PARTIES			Number and Version: PI0032 – V.5
Issuing Area: CK	Approved by: VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Effect of the first version as of: June 29, 2018	Expiry date of this version as of: October 23, 2023
Related Areas (Scope): SABESP		Processes: -

3.2.1	In case of legal business equal to or greater than R$ 10,000,000.00 (ten million reais), as well as contractual amendments which, added to the initial contracting value and previous amendments, increase the total contracting value to an amount equal to or higher than R$ 10,000,000.00 (ten million reais) must be submitted by the responsible unit to the Risk and Compliance Department for identification and analysis of a possible related-party transaction, considering the Company’s risk management system. In case of transactions between related parties, the terms of this Policy must be observed for these legal transactions.
3.2.1.1	Upon identification of a related party, the unit will be formally informed by the Risk Management and Compliance authority so that the transaction is previously analyzed by the Audit Committee.
3.2.1.2	If necessary, the Audit Committee, the Board of Directors or the Board of Executive Officers may request a market alternative to the transaction with related party concerned, adjusted for the risk factors involved whenever possible.
3.2.1.3	After its analysis, the Audit Committee must report its conclusions as to whether a transaction with a related party is in line with this Policy and the applicable rules.

3.3        Criteria for conducting related-party transactions. .

3.3.1	For conducting related-party transactions, at least the following must be considered:
(i)	the impact of its execution, including regarding reputational risks;
(ii)	conduction of the transaction under market conditions, on a reciprocal basis or appropriate compensatory payment;
(iii)	well-founded justifications for conducting transactions that are not classified as reciprocal and market conditions and the need for compensatory payment.
3.3.2	It is deemed to be a related-party transaction under the terms of this Policy, the unit responsible for its conduction and control must analyze and document in writing, in detail, its terms and the purpose of the business.
3.3.3	Once the above items are met, the responsible unit must submit the transaction documentation to the functional authority for Risk Management and Compliance, which will issue an opinion on the appropriateness of the matter to be presented to the approval authorities.
3.4	Once the above items are met, the responsible unit must submit the transaction documentation to the functional authority for Risk Management and Compliance, which will issue an opinion on the characterization of the transaction as a related-party transaction and the governance of authorities to be observed in this transaction.

3.5        Preliminary analysis of related-party transactions

3.5.1	The Audit Committee must, at least quarterly, analyze and monitor the adequacy of related-party transactions.
3.6	Authorities for approving related-party transactions
3.6.1	After the transaction is analyzed by the functional authority for Risk Management and Compliance and then by the Audit Committee, the following additional procedures must be observed:

Organizational Instrument
Type: Institutional Policy			Phase: In effect
Title: TRANSACTIONS WITH RELATED PARTIES			Number and Version: PI0032 – V.5
Issuing Area: CK	Approved by: VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Effect of the first version as of: June 29, 2018	Expiry date of this version as of: October 23, 2023
Related Areas (Scope): SABESP		Processes: -

(a)	The Company’s Board of Directors is responsible for approving the transaction or set of related transactions when the amounts involved are equal to or exceed R$ 10,000,000.00 (ten million reais); and
(b)	The General Meeting is responsible for approving the transaction or set of related transactions that correspond to more than 50% (fifty percent) of the Company’s total assets value as stated in the last approved balance sheet.

3.7.	Transactions with related parties with specific rules
3.7.1	The following transactions with related parties are not subject to the governance outlined in item 3.6 above and must observe specific rules, including rules for approval and disclosure:
(i)	dividends and interest on equity;
(ii)	compensation and benefits of any nature to the members of management;
(iii)	transactions between the Company and its wholly-owned subsidiaries;
(iv)	whenever the business or transaction involves an investment, loan, guarantees, or counter-guarantees between Sabesp and its investees and/or subsidiaries, provided it is approved in the Business Plan.

3.8.      Prohibited transactions

Loans may not be granted to the controlling shareholder or to the individuals listed in item 3.1.1

(a). Furthermore, transactions that harm the Company, favoring an affiliate, subsidiary, or parent company are also prohibited.

3.9.	Related party collection action:

In transactions with related parties, if there are overdue amounts to be received by Sabesp and negotiation is unsuccessful, a collection action must be filed within the statute of limitation period.

3.10.   Situations involving a potential conflict of interest

3.10.1	In situations that could involve a conflict of interest between an individual and the Company, members of the statutory bodies, non-statutory committees, and shareholders must:
(i)	formally and timely declare their impediment, as soon as they become aware of the fact, notifying the body of the nature and extent of their interest;
(ii)	abstain from discussing or voting on the matter;
(iii)	have their interest noted in the minutes of the meeting in question;
(iv)	absent themselves from discussions and resolutions.
3.10.1.1	The member of the body that analyzes the matter must clarify the existence of a potential conflict of interest, as well as communicate any circumstance, suspicion, or impediment to their participation in individual decisions or in the body.

Organizational Instrument
Type: Institutional Policy			Phase: In effect
Title: TRANSACTIONS WITH RELATED PARTIES			Number and Version: PI0032 – V.5
Issuing Area: CK	Approved by: VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Effect of the first version as of: June 29, 2018	Expiry date of this version as of: October 23, 2023
Related Areas (Scope): SABESP		Processes: -

3.10.1.2	If the member of the body whose interests conflict with those of the Company or who has a private interest in the matter under discussion fails to declare an interest, any other member of the body or, in the case of the General Meeting, a shareholder, who is aware of that interest may declare it, and the minutes of the meeting must reflect that the member in question was not present during the discussion and vote on the matter.
(i)	Votes cast in conflict, even if identified after the statutory body’s resolution or the holding of the shareholders’ meeting, will not be counted.

3.10.1.3	Failure to declare a conflict of interest with the Company or a private interest in the matter under discussion voluntarily and in a timely manner, and not having the interest registered in minutes, are considered a violation of this Policy, and the Company must take the appropriate measures.

3.11.   Verification of compliance

The Internal Auditing department must include verification of compliance with this Policy in its scheduled engagements.

3.12.   Disclosure

Transactions with related parties must be disclosed only by the accounting department and the investor relations department, as appropriate, subject to the corresponding rules.

3.13.   Declaration of Existence of Related Parties - Suppliers

Prior to the execution of the contracts, the suppliers must declare if there are any related parties under the terms of Appendix 3. In case of identifying themselves as a related party of Sabesp, the transaction shall follow the criteria established in this Policy.

3.14.   Declaration of Companies

The individuals listed in item 3.1.1 (a) must declare companies controlled as per Appendix 3.

3.15.   Policy Review

The Audit Committee must assess, monitor and recommend improvements to this Policy when it carries out its annual review.

Organizational Instrument
Type: Institutional Policy			Phase: In effect
Title: TRANSACTIONS WITH RELATED PARTIES			Number and Version: PI0032 – V.5
Issuing Area: CK	Approved by: VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	Effect of the first version as of: June 29, 2018	Expiry date of this version as of: October 23, 2023
Related Areas (Scope): SABESP		Processes: -

3.16.	The Compliance department is responsible for defining the corporate procedures and initiatives required by this Policy.

Supplementary items

Related Appendices (Appendices Database)	Related Documents	Registration Details
-	-	-
Files Attached (Supplementary to the Organizational Instrument)
PI0032 – V.5 – Exhibit 01 – Descriptions PI0032 – V.5 – Exhibit 02 – Statement of Subsidiaries – Individual PI0032 – V.5 – Exhibit 03 – Statement of the existence of Related Parties - Suppliers

This is a free English translation of the Institutional Policy on Related-Party Transactions – PI0032–v.5.

Name of the Appendix: Definitions	Appendix Number 01
Attached to the Instrument: PI0032v.5 – Transactions with Related Parties

Appendix 1 – Descriptions

Management	Executive Officers and members of the Board of Directors of the Company.
Affiliate

A company over which Sabesp has significant influence, as defined in paragraphs 1, 4 and 5 of Art. 243 of Federal Law 6,404/1976.

According to the definition of a related party in CPC 05(R1), an affiliate includes its subsidiaries and a joint venture includes its subsidiaries. Therefore, for instance, the subsidiary of an affiliate and an investor who exercises significant influence over the affiliate are related parties.

Market conditions

For transactions with related parties that are to be classified in market conditions must meet the following requirements:

I  – competitiveness: prices and terms of the services must be in line with those practiced in the market;

II  - compliance: the government controlled company must comply with contractual terms and responsibilities;

III  - transparency: there must be adequate reporting of the terms agreed, and they must be reflected in the government controlled company's financial statements;

IV  – equity: there must be mechanisms preventing discrimination or privilege, and practices to ensure that privileged information and business opportunities are not used for personal benefit or to the benefit of third parties; and

V  – commutativity: proportional benefits for each contractor

.

Conflict of Interest

Situations of conflict of interest arise when a member of the management, shareholder or other governance agent is not independent to the matter under discussion and can influence or make decisions motivated by self-interest, or for reasons other than those of the company, even if they converge to the company’s interest. Source: item 5.2 of the Brazilian Governance Code –

Publicly-held Companies.

Subsidiary	A company controlled directly or indirectly by Sabesp, as defined in paragraph 2 of Art. 243 of Federal Law 6,404/1976.
Control

The investor controls the investee when the former is subject to, or has rights to, variable returns arising from its involvement with the investee and has the ability to influence these returns through its power over the same investee.

For more information, see CPC 36 (R3).

Joint control

This is the contractually agreed sharing of control of a business, which exists only when decisions on important activities require the unanimous consent of the parties sharing control.

For more information, see CPC 18 (R2) and CPC 19 (R2).

CPC 05 (R1)	Technical Pronouncement CPC 05 (R1) – Related Parties Disclosures, issued by the Accounting Pronouncements Committee on September 3, 2010.

Name of the Appendix: Definitions	Appendix Number 01
Attached to the Instrument: PI0032v.5 – Transactions with Related Parties

CPC 18 (R2)	Technical Pronouncement CPC 18 (R2) – Investments in Affiliates, Subsidiary or Joint Venture, approved by the Accounting Pronouncements Committee on December 7, 2012.
CPC 19 (R2)	Technical Pronouncement CPC 19 (R2) – Interests in Joint Ventures, approved by the Accounting Pronouncements Committee on November 9, 2012.
CPC 36 (R3)	Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements, approved by the Accounting Pronouncements Committee on December 7, 2012.
Business Group

According to CPC 36 (R3):

“Business group” is the parent company and all its subsidiaries.

“Parent company” is an entity that controls one or more subsidiaries. “Subsidiary” is an entity controlled by another entity.

Significant influence

According to CPC 18 (R2), significant influence is the power to participate in decisions on financial and operational policies of a subsidiary, but without having individual or joint control of these policies.

Pursuant to paragraphs 4 and 5 of Article 243 of Federal Law 6,404/1976:

“Significant influence” is considered to exist when the investing company has or exercises the power to participate in a subsidiary’s financial or operational policies, without having control.

Significant influence is assumed when the investing company holds 20% (twenty percent) or more of the voting capital of a subsidiary, without controlling it.

Members of the Statutory Bodies

Members of the Board of Directors, Officers, Members of the Fiscal Council (members and alternates), members of the Audit Committee, the Eligibility and Advisory Committee and any other bodies with technical or consultative functions, existing or to be created by statutory ordinance of Sabesp.

Close family members of an individual

Close family members of an individual are family members who can be expected to wield influence over, or be influenced by, the individual in business matters, and include:

a)  the individual’s children, spouse or cohabitant;

b)  the children of the individual’s spouse or cohabitant;

c)  the dependents of the person or of the person’s spouse or partner; and

d)   any other family members who can be expected to exert influence or be influenced by such person in their business with Sabesp.

Related party

According to CPC 05 (R1), a related party is a person or entity which is related to the company preparing its financial statements (referred to in the Technical Pronouncements as the “reporting entity”).

(a)   An individual, or a close relative of the individual, is related to the reporting entity if:

(i)     they have full or shared control over the reporting entity;

Name of the Appendix: Definitions	Appendix Number 01
Attached to the Instrument: PI0032v.5 – Transactions with Related Parties

(ii)    they have significant influence over the reporting entity; or

(iii)  they are part of the key management personnel of the reporting entity or of its parent company.

(b)   An entity is related to the reporting entity if any of the following is true:

(i)     the entity and the reporting entity are members of the same business group (this means that the parent company and each subsidiary are inter-related, and the entities under common control are related to each other);

(ii)    the entity is an affiliate or joint venture of the other entity (or an affiliate or joint venture of a member of a business group of which the other entity is a member);

(iii)   both the entities are joint ventures of a third entity;

(iv)  one entity is a joint venture of a third entity and the other entity is an affiliate of the same third entity;

(v)    the entity is a post-employment benefit plan of which the beneficiaries are the employees of both entities – the one which discloses information and the one related to it. If the reporting entity is itself a post-employment benefit plan, the employees who contribute to the plan will also be considered to be related to that reporting entity;

(vi)  the entity is fully or jointly controlled by a person described in (a);

(vii) a person described in (a)(i) has significant influence over the entity, or is one of the key management personnel of the entity (or of the entity’s parent company);

(viii) the entity, or any member of the group to which it belongs, provides key management personnel services to the reporting entity or to the parent company of the latter.(included under Revision CPC 06).

Key management personnel

According to CPC 05 (R1), key management personnel are people with direct or indirect authority and responsibility for planning, management and control of the entity’s activities, including any of its management members (executive or otherwise).

For the purposes of this Policy, key management personnel of Sabesp are the members of the Company’s management.

Transaction with related parties

According to CPC 05 (R1), a transaction with a related party is the transfer of funds, services or obligations between the reporting entity and a related party, irrespective of whether consideration is paid. Examples of transactions to be carried out with related Parties:

(a)   purchases and sales of goods (finished or unfinished);

(b)   purchases and sales of properties and other assets;

(c)    the supply or receipt of services;

(d)   leases;

(e)   transfers of research and development;

(f)     transfers under licensing agreements;

Name of the Appendix: Definitions	Appendix Number 01
Attached to the Instrument: PI0032v.5 – Transactions with Related Parties

(g)	transfers of a financial nature (including loans and capital contributions in cash or the equivalent);
(h)	the provision of guarantees, accommodation of negotiable instrumentor sureties;
(i)	the assumption of commitments to do something if a particular event occurs, or does not occur, in the future, including contracts to be executed (recognized or otherwise); and
(j)	the settlement of liabilities on behalf of the entity or by the entity on behalf of a related party.

Name of Appendix: Declaration of Controlled Companies – Individual – item 3.1.1 (a)	Appendix Number 02
Related to Instrument: PI0032v05 – Transactions with Related Parties

Description

Declaration of Controlled Companies – Individual

I, [name], Tax ID CPF No. [...], [function or position], as required by the Institutional Policy for Transactions with Related Parties– PI0032 – of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, declare that:

The following are my close family members (*):

CPF	Name	Degree of relationship

In addition:

( ) Neither I nor my close family members (*) have full or joint control over any company. OR

( ) I and/or my close family members (*) have full or joint control over the following companies:

CNPJ	Company Name	Address	Name of the partners

If there is any change in the above information, I undertake to inform Sabesp, in writing, not later than ten (10) days after the date of the change.

I hereby authorize Sabesp to include the individuals and legal entities mentioned herein in the Register of Related Parties held by the Company.

[city], [date]

[name]

(*) Close family members of an individual are: (a) the person's children, spouse or partner; (b) the person's spouse's or partner's children; (c) dependents of the person, his/her spouse or partner; and (d) any other family members who can be expected to exert influence or be influenced by such person in their business with Sabesp. Source: Appendix 01 - Concepts of the Institutional Policy for Transactions with Related Parties - PI0032 – V.5.

Name of Appendix: Declaration of Existence of Related Parties - Suppliers	Appendix Number 003
Related to Instrument: PI0032v05 – Transactions with Related Parties

DECLARATION OF EXISTENCE OF RELATED PARTIES - SUPPLIERS

To

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Ref: BIDDING PROCEDURE /….

Company [CORPORATE NAME]

Dear Sirs,

I, [NAME], INDIVIDUAL TAXPAYER’S ID (CPF) [ ], [FUNCTION OR POSITION], as the representative of

[CORPORATE NAME], registered under corporate taxpayer’s ID (CNPJ) number ; in compliance with the Institutional Related-Party Transaction Policy – PI0032 – of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, especially in item 3.1; HEREBY DECLARE, under applicable penalties that, either in our company or in another company in which we hold a partnership or that belongs to our business group, as administrator (executive officer or board member) or partner, WE ARE NOT A Related Party to Sabesp, in any of the situations defined therein

Any change to the above information, during the period of execution of the contract, will be resubmitted to Sabesp, in writing, within 10 (ten) days after the change.

I also declare that, in case of identifying as a related part to Sabesp, the transaction must follow the criteria established in item 3.2 of this Policy.

        ,         ,

________________________________________
(Name and Signature )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 21, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.